TOP Ships Inc. Announces Third Quarter & Nine Months 2010 Results Release Date, Conference Call and Webcast

Earnings Release: Thursday, November 18, 2010, Before Market Opens in New York

Conference Call and Webcast: Thursday, November 18, at 11:00 a.m. EST

ATHENS, Greece, Nov. 15, 2010 /PRNewswire-FirstCall/ -- TOP Ships Inc. (Nasdaq: TOPS), an international provider of worldwide seaborne crude oil, petroleum products, and drybulk transportation services, announced today that it will release its results for the third quarter and nine months ended September 30, 2010 before the market opens in New York on Thursday, November 18, 2010.

TOP Ships' management team will host a conference call on that same day Thursday, November 18, 2010, at 11:00 a.m. EST to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-730-5763 (from the US), 0-808-234-7616 (from the UK), 001-857-350-1587 (from outside the US). The participant passcode is: 21392737 and please quote "TOP Ships".

A replay of the conference call will be available from November 18, 2010 at 2:00 p.m. EST until November 25, 2010. The United States replay number is 1-888-286-8010; the international replay number is 001-617-801-6888 and the access code required for the replay is: 53913694.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under "Investor Relations". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities. Top Ships was recently ranked first – based on Revenue Per Employee (RPE) - on SmarTrend's list of the most-efficient companies in the Oil & Gas Storage & Transportation industry. TOP Ships ranked first with an RPE of $94.49M.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media:	Company:
Athanasia Sfikas	Alexandros Tsirikos
Vice President	Chief Financial Officer
Hill & Knowlton New York	TOP Ships Inc.
825 3rd Ave, 21st Floor	1, Vassilissis Sofias Str. & Meg.
New York, NY 10022	Alexandrou Str.
Tel: +1 (212) 885 0415	151 24, Maroussi, Greece
Email: athanasia.sfikas@hillandknowlton.com	Tel: +30 210 812 8180
Email: atsirikos@topships.org

CONTACT: Investor Relations / Media: Athanasia Sfikas, Vice President, Hill & Knowlton New York, +1-212-885 0415, athanasia.sfikas@hillandknowlton.com; Company: Alexandros Tsirikos, Chief Financial Officer, TOP Ships Inc., +30 210 812 8180, Email: atsirikos@topships.org